THIS AGREEMENT dated for reference this 1st day of June, 2005

BETWEEN:	NitKlubz International, Inc
Incorporated under the laws of the state of Washington and having an office address at 1001 Fourth Street, Seattle Washington 98154

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

Jupiter Capital Ventures, Inc., a company incorporated under the laws Of the Province of British Columbia, and having an office address at 638 Millbank, Vancouver, BC, V5Z 4B7

(herein referred to as the "Jupiter")

OF THE SECOND PART

WHEREAS:

A.	The Company requires administrative and corporate services; and

B.	Jupiter is engaged in the business of providing administrative and corporate services and has agreed to provide such services to the Company on the terms and conditions set forth and described herein.

1.	Engagement

The Company hereby engages Jupiter to provide administrative and corporate services to the Company including, but not limited to, the following:

a)	Bookkeeping, including posting of invoices, bank reconciliations, liaison with the company's vendors and management.

b)
Facilitating communications including answering telephones, doing follow-up call as appropriate, making and collecting faxes, opening and distributing the mail, arranging couriers as appropriate, and making and collecting e-mails, scheduling appointments, liaison between department personnel.

c)	Working together with management to coordinate all marketing programs and disseminations.

d)	Maintaining the company's database of names, contacts and shareholders.

2.	Remuneration

In consideration of Jupiter having rendered services to the Company, the Company will:

a)	Pay to Jupiter a fee in the amount of TWO THOUSAND FOUR HUNDRED AND FIFTY Canadian dollars ($2,450 CDN) for the setup of the Company's financial books and records.

b)
Thereafter, pay to Jupiter a fee in the amount of TWO THOUSAND and FIVE HUNDRED Canadian dollars ($2,500 CDN) within the first ten days of each and every month in which this agreement is in effect. These fees do not include Web Development and/or Web Support

c)
The Company has agreed to reimburse Jupiter for any expenses relating to the operations of the business including but not limited to travel, entertainment and any other mutually agreed upon expense. Expense over $500 must be pre-approved by management.

All other services including, but not limited to, the preparation of financial statements, preparation and execution of all the Company's filings with Government and Regulatory Agencies and other professional services requested by the company from time to time will be invoiced at competitive market rates.

Termination of Agreement

This Agreement will terminate thirty (30) days after either the Company or Jupiter gives written notice to the other party.

a)	This Agreement may not be terminated unless Jupiter has committed an unlawful act, or injures the reputation of the Company, or has placed the Company in disrepute; and

b)	That no termination of this Agreement shall operate to relieve either party of any obligation on the part of that party which arose before the date of the notice of termination.

Return on Materials

Upon expiration of the terms of this Agreement or earlier termination of this Agreement in accordance with Section 5 hereof, Jupiter will return to the Company all materials in their possession which have been delivered to them by the Company.

IN WITNESS WHEREOF, the parties hereto have hereunder executed this agreement as of the day and year first above written.

/s/ Illegible
Issuer: Authorized Signatory

JUPITER CAPITAL VENTURES, INC.

/s/ Illegible
Issuer: Authorized Signatory

NITEKLUBS INTERNATIONAL, INC.